                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                             (Amendment No. 55)

                                          CITICASTERS INC
                               (Name of Issuer)

                    Class A Common Stock, $.01 Par Value
                       (Title of Class of Securities)


                                172936-10-6
                               (CUSIP Number)


                            James E. Evans, Esq.
                           One East Fourth Street
                           Cincinnati, Ohio 45202
                                            (513) 579-2536
                (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)



                                              See Item 6
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                             Page 1 of 16 Pages

CUSIP NO. 172936-10-6          13D             Page 2 of 16 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          American Financial Group, Inc.             31-1422526
          American Financial Corporation             31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
         SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          7,566,889 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10   SHARED DISPOSITIVE POWER
          7,566,889 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          7,566,889 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.8% (See Item 5)

14   TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 172936-10-6          13D             Page 3 of 16 Pages

1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         American Financial Enterprises, Inc.            31-0996797

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
         Not Applicable.

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut Corporation

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
         SOLE VOTING POWER
         ---

8    SHARED VOTING POWER

         2,611,191 (See Item 5)

9    SOLE DISPOSITIVE POWER
         ---

10   SHARED DISPOSITIVE POWER
         2,611,191 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,611,191 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*          [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13.1%

14   TYPE OF REPORTING PERSON*
        HC

CUSIP NO. 172936-10-6          13D             Page 4 of 16 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
          3,204,213

8    SHARED VOTING POWER
          7,566,889 (See Item 5)

9    SOLE DISPOSITIVE POWER
          3,204,213

10    SHARED DISPOSITIVE POWER
          7,566,889 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON,
          10,771,102 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          53.8% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 172936-10-6          13D             Page 5 of 16 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          7,566,889 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
          7,566,889 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          7,566,889 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.8% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 172936-10-6          13D             Page 6 of 16 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
          72,000

8    SHARED VOTING POWER
          7,566,889 (See Item 5)

9    SOLE DISPOSITIVE POWER
           72,000

10    SHARED DISPOSITIVE POWER
          7,566,889 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          7,638,889 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          38.2% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 172936-10-6          13D             Page 7 of 16 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
          18,000

8    SHARED VOTING POWER
          7,566,889 (See Item 5)

9    SOLE DISPOSITIVE POWER
          18,000

10    SHARED DISPOSITIVE POWER
          7,566,889 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          7,584,889 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.9% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

Item 1.        Security and Issuer.

        This Amendment No. 55 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), American Financial Enterprises, Inc. ("AFEI") and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Financial, AFC, AFEI and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the
Schedule 13D most recently amended on February 14, 1996, relative to the $.01 par value Class A Common Stock ("Common Stock,") issued by Citicasters Inc. ("Citicasters"). The principal executive offices of Citicasters are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the
Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

Item 5.        Interest in Securities of the Issuer.

        As of June 14, 1996, the Reporting Persons beneficially owned 10,861,102 shares (or approximately 54.3% of the outstanding shares) of Citicasters Common Stock as follows:

          Holder                                            Number of Shares

          GAI                                               3,455,698 (a)
          AFC                                               1,500,000
          AFEI                                              2,611,191
          Carl H. Lindner                                   3,033,960 (b)
          CHL Foundation                                      170,253 (c)
          S. Craig Lindner                                     72,000 (d)
          Keith E. Lindner                                     18,000 (e)
                      Total:                               10,861,102

(a)    GAI = Great American Insurance Company, 100% owned by AFC.
(b) Includes presently exercisable options to purchase 4,500 shares of Citicasters Common Stock.
(c) CHL Foundation = The Carl H. Lindner Foundation, a charitable foundation. CHL has voting power over the securities held therein.
(d) Includes 49,500 shares held by his spouse as custodian for their minor children or in a trust over which his spouse has voting and investment power. Also includes presently exercisable options to purchase 4,500 shares of Citicasters Common Stock.
(e) These shares are held in a trust for the benefit of the minor children of his brother, S. Craig Lindner over which Keith E. Lindner has sole voting and investment power but no financial interest.

        As of June 14, 1996, certain executive officers and directors of American Financial, AFC and AFEI beneficially own shares of Citicasters Common Stock as follows:

                  Holder                               Number of Shares
               James E. Evans                              90,000
               Fred J. Runk                                45,066
               Thomas E. Mischell                          26,017
               Ronald F. Walker                            21,500

       On March 6, 1996, Fred J. Runk purchased 1 share of Citicasters Common Stock at $29.00 and on April 1, 1996 he purchased 1 share of Citicasters Common Stock at $29.25. On April 10, 1996, Robert C. Lintz sold 45,000 shares of Citicasters Common Stock at $29.38 per share. On April 1, 1996, Ronald F. Walker sold 1,500 shares of Citicasters Common Stock at $29.375 per share and on May 1, 1996, he sold 5,000 shares of Citicasters Common Stock at $29.875 per share. On various dates between April 16, 1996 and May 24 1996, Carl H. Lindner disposed of an aggregate of 228,453 shares by gift. As of June 14, 1996, and within the last 60 days, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Citicasters' equity securities had been engaged in by the Reporting Persons or by the directors or executive officers of American Financial, AFC or AFEI.

Item 6.Contracts,   Arrangements,  Understandings   or   Relationships   with
       Respect to Securities of the Issuer.

        The Reporting Persons and Jacor have entered into a letter agreement dated June 12, 1996 (the form of which is attached hereto as Exhibit 1)
pursuant to which the Reporting Persons are permitted to dispose of an additional 250,000 shares of Citicasters Common Stock by charitable gift prior to the consummation of the Jacor transaction, raising the total authority relative to charitable gifts by the Reporting Persons to 500,000 shares.

Item 7.        Material to be filed as Exhibits.

               (1)    Letter Agreement referred to in Item 6.
               (2) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.
               (3) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

        After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 1996         AMERICAN FINANCIAL GROUP, INC.

                              By: James E. Evans
                                  ------------------------------------
                                    James E. Evans,
                                    Senior  Vice  President and
                                       General Counsel

                              AMERICAN FINANCIAL CORPORATION

                              By: James E. Evans
                                  ----------------------------------
                                  James E. Evans,
                                   Senior  Vice  President and
                                     General Counsel

                              AMERICAN FINANCIAL ENTERPRISES, INC.

                              By: James E. Evans
                                  ------------------------------------
                                  James E. Evans,
                                    Vice President and
                                     General Counsel

                              James E. Evans
                              --------------------------------------
                              James E. Evans, As Attorney-in-Fact for:
                               Carl H. Lindner
                               Carl H. Lindner III
                               S. Craig Lindner
                               Keith E. Lindner

Exhibit 1

June 12, 1996

Jacor Communications, Inc.
201 East Fifth Street
Cincinnati, Ohio 45202

       Attn:   Mr. Robert L. Lawrence
               Co-Chief Operating Officer

Gentlemen:

        This letter sets forth our agreement on a certain matter relating to the proposed merger of Citicasters Inc. ("Citicasters") and Jacor Communications, Inc. ("Jacor") pursuant to an Agreement and Plan of Merger dated February 12, 1996 (the "Merger Agreement"). Terms not defined herein shall have the meaning assigned to them in the Merger Agreement and the applicable exhibits thereto.

Charitable Contributions Of Citicasters Common Stock

        Notwithstanding  the  provisions of Sections 1(g)  and  3(a)  of  the
Stockholders Agreement and Article IV of a letter between Citicasters and Jacor dated March 12, 1996, from and after the date at which the Sellers shall have delivered the written consents as required under Section 5(a) of the Stockholders Agreement, the Sellers shall be permitted, at any time, to make contributions for charitable purposes of up to an aggregate of 500,000 shares of Citicasters Class A Common Stock.

       Please confirm that the foregoing is in accordance with our agreements by signing and returning to the undersigned the duplicate of this letter enclosed herewith.

                                      Very truly yours,

                                      CITICASTERS INC.

                                      By:
                                         -------------------------------
Accepted  and Agreed as of the           Samuel J. Simon,  Senior Vice
Date  First  Above Written:              President and General Counsel

JACOR COMMUNICATIONS, INC.

By:
    ------------------------------
Title:

Exhibit 2

                                            AGREEMENT

        This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier"), American Financial Corporation ("AFC"), both Ohio corporations and American Financial Enterprises, Inc. ("AFEI"), a Connecticut corporation, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

        WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC, AFC beneficially owns 82.6% of the common stock of AFEI and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

        WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and AFEI and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

        WHEREAS, American Premier, AFC and AFEI and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

       NOW THEREFORE BE IT RESOLVED, that American Premier, AFC, AFEI and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC, AFEI or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

                       AMERICAN PREMIER GROUP, INC.
                       AMERICAN FINANCIAL CORPORATION
                       AMERICAN FINANCIAL ENTERPRISES, INC.
                       By: /s/ James E. Evans
                           James  E.  Evans Vice President & General Counsel
                              /s/ Carl H. Lindner
                                  Carl H. Lindner
                              /s/ Carl H. Lindner III
                                  Carl H. Lindner III
                              /s/ S. Craig Lindner
                                  S. Craig Lindner
                              /s/ Keith E. Lindner
                                  Keith E. Lindner

Exhibit 3
                              POWER OF ATTORNEY



        I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.


                              /s/ Carl H. Lindner
                                  Carl H. Lindner

                              POWER OF ATTORNEY



        I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                              /s/ Carl H. Lindner III
                                  Carl H. Lindner III

                              POWER OF ATTORNEY



        I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                /s/ S. Craig Lindner
                                    S. Craig Lindner

                              POWER OF ATTORNEY



        I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                               /s/ Keith E. Lindner
                                   Keith E. Lindner




                                     16